

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Gadi Levin
Chief Financial Officer
Fuel Doctor Holdings, Inc.
20 Raul Wallenberg Street
Tel Aviv, Israel

      **Re:  Fuel Doctor Holdings, Inc.**
          **Form 10-K for Fiscal Year Ended December 31, 2022**
          **Filed February 22, 2023**
          **File No. 000-56253**

Dear Gadi Levin:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services